EXHIBIT 21


                       IES INDUSTRIES INC.
                 SUBSIDIARIES OF THE REGISTRANT



The following are deemed to be significant subsidiaries of Industries --


Name of Subsidiary            State of Incorporation

IES Utilities Inc.            Iowa

IES Diversified Inc.          Iowa